UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

FBR & Co.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

30247C301
(CUSIP Number)

May 7, 2013
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 6 Pages

CUSIP NO. 30247C301	Page 2 of 6 Pages

1.	Names of Reporting Persons

ERIC F. BILLINGS (in the capacity described herein)

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

UNITED STATES

	5.	Sole Voting Power
Number of Shares		241,627
Beneficially Owned By Each	6.	Shared Voting Power 423,842
Reporting Person With	7.	Sole Dispositive Power 241,627
	8.	Shared Dispositive Power
		423,842

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

665,469

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

5.52%

12.	Type of Reporting Person (See Instructions)

IN, IA

CUSIP NO. 30247C301	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

FBR & Co. (the "Issuer").

Item 1(b).	Address of the Issuer's Principal Executive Offices:

1001 Nineteenth Street North
Arlington, Virginia 22209

Item 2(a).	Name of Person Filing

The Statement is filed on behalf of Eric F. Billings (the “Reporting Person”).  This statement relates to Shares (as defined herein) held for the account of BCM WESTON, LP, a Delaware limited partnership (“BCM Weston”), and by the Reporting Person.  Billings Capital Management, LLC (“BCM LLC”) serves as principal investment manager to BCM Weston.  As such, BCM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of BCM Weston.  The Reporting Person is a member of BCM LLC.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 1001 Nineteenth St. N., Suite 1950, Arlington, Virginia 22209.

Item 2(c).	Citizenship:

The Reporting Person is a United States citizen.

Item 2(d).	Title of Class of Securities:
Common Stock, $0.001 par value (the “Shares”).
Item 2(e).	CUSIP Number:

30247C301

CUSIP NO. 30247C301	Page 4 of 6 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	This Item 3 is not applicable.
Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, the Reporting Person may be the beneficial owner of 665,469 Shares, which consists of (i) 423,842 Shares held for the account of BCM Weston, (ii) 131,819 Shares held by the Reporting Person, and (ii) 109,808 Shares issuable upon the exercise of options (the “Options”) beneficially owned by the Reporting Person.

Item 4(b).	Percent of Class:

As of the date hereof, assuming full exercise of the Options beneficially owned by the Reporting Person, the Reporting Person may be deemed to be the beneficial owner of approximately 5.52% of the total number of Shares outstanding (based on 11,949,277 Shares outstanding as of April 30, 2013 disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2013 and 109,808 Shares underlying the Options).

Item 4(c).	Number of shares as to which such person has:

	Eric F. Billings
	(i)	Sole power to vote or direct the vote	241,627
	(ii)	Shared power to vote or to direct the vote	423,842
	(iii)	Sole power to dispose or to direct the disposition of	241,627
	(iv)	Shared power to dispose or to direct the disposition of	423,842

CUSIP NO. 30247C301	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof any of the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 30247C301	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 3, 2013	ERIC F. BILLINGS

By: /s/ Eric F. Billings
Eric F. Billings